FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Release filed by the Registrant with the Israeli Securities Authority on May 18, 2016

Tel Aviv, May 18, 2016 – Elron Electronic Industries Ltd. (TASE: ELRN)  ("Elron") announces, further to Item 4B of Elron's annual report filed on Form 20F for 2015 published on March 14, 2016, that it was conveyed to Elron by BrainsGate Ltd. ("BrainsGate") as follows:

In the framework of the study being conducted by BrainsGate in order to prove safety and efficacy of the ISS system, the Data Safety Monitoring Board (DSMB) of BrainsGate's study conducted an interim analysis of the results of the study among 600 patients and unanimously recommended to continue with the study in its current format.

BrainsGate is held approximately 30% by Elron.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 18, 2016